Provident Mutual Funds, Inc.
N16 W23217 Stone Ridge Drive, Suite 310
Waukesha, Wisconsin 53188
February 21, 2018
Ms. Lauren Hamilton
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Re:	Provident Mutual Funds, Inc. (the “Company”) File Nos.: 033-06836 and 811-04722

Dear Ms. Hamilton,
The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on January 30, 2018, regarding the Staff’s recent Sarbanes-Oxley review of the Company’s annual certified shareholder report for the fiscal year ended September 30, 2017 (the “Annual Report”), filed on Form N-CSR on November 17, 2017 for the Provident Trust Strategy Fund, the sole series of the Company (the “Fund”).
For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses.
1.	Form N-CSR – Item 1. Report to Stockholders – Notes to Financial Statements
Staff Comment: Note 2 of the Notes to the Financial Statements states that as of September 30, 2017, 33.04% of the outstanding shares of the Fund were owned by Provident Trust Company, the investment adviser to the Fund (the “Adviser”).  Going forward, please consider whether a large shareholder concentration risk should be listed in the prospectus.
Response: The Company responds by supplementally providing that, as of September 30, 2017, the Adviser beneficially owned 18.08% of the outstanding shares of the Fund on behalf of its investment advisory clients.  In addition, as of September 30, 2017, the Adviser’s employees, as participants in the Provident Trust Company Retirement Plan (the “Retirement Plan”), beneficially owned 14.96% of the outstanding shares of the Fund.  As a result, as of September 30, 2017, in its capacity as sponsor of the Retirement Plan and investment manager of advisory accounts, the Adviser beneficially owned, in the aggregate, 33.04% of the outstanding shares of the Fund.  The Company intends to include disclosure in the Notes to the Financial Statements in its next shareholder report clarifying the Adviser’s beneficial ownership of the Fund.

Ms. Lauren Hamilton
Securities and Exchange Commission
February 21, 2018

The Company also undertakes to include the following risk disclosure in the prospectus to be filed with the Company’s next annual registration statement update:
Redemption Risks.  The Fund may experience periods of redemptions that could cause the Fund to liquidate its assets at inopportune times or at a loss or depressed value, particularly during periods of declining or illiquid markets.  Redemption risk is greater to the extent that the Fund has investors with large shareholdings, short investment horizons, or unpredictable cash flow needs.  In addition, redemption risk is heightened during periods of overall market turmoil.  The redemption by one or more large shareholders of their holdings in the Fund could hurt performance and/or cause the remaining shareholders in the Fund to lose money.  If the Fund is forced to liquidate its assets under unfavorable conditions or at inopportune times, the value of your investment could decline.
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If you have any additional questions or require further information, please contact Edward Paz of U.S. Bancorp Fund Services, LLC at 414-765-5366.
Very truly yours,
/s/ James R. Daley
James R. Daley
Secretary
Provident Mutual Funds, Inc.